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December 11, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN. Ms. Patsy Mengiste
      Document Control - EDGAR

               RE:  RiverSource Equity Series, Inc.
                         RiverSource Mid Cap Growth Fund

               Post-Effective Amendment No. 107
               File No. 2-13188/811-772

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 107 on Form N-1A pursuant to Rule 485(a)(1) for the following purposes:

     (a)  To comply with the amendments to Form N-1A; and

     (b) To add Class R2, Class R3 and Class R5 to RiverSource Mid Cap Growth Fund consistent with our request granted on October 23, 2006 under Rule 485(b)(1)(vii).

     (c) To incorporate revisions based on comments received by telephone on Nov. 30, 2009 for the above-referenced fund filed on Oct. 15, 2009.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Andrew Kirn at 612-678-9052.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Equity Series, Inc.